One Main Street, Evansville, IN 47708

January 22, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aisha Adegbuyi

Re:	Old National Bancorp
Registration Statement on Form S-4, as amended
File No. 333-276362
Request for Acceleration of Effective Date

Dear Ms. Adegbuyi:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”), filed by Old National Bancorp (the “Company”) with the U.S. Securities and Exchange Commission on January 3, 2024, as amended on January 22, 2024, be accelerated to January 24, 2024 at 5:00 p.m. Eastern Time or as soon thereafter as may be practicable.

The Company hereby authorizes Mike Ebner, Assistant General Counsel and Senior Vice President of the Company, to orally modify or withdraw this request for acceleration.

If you have any questions regarding the foregoing, please contact Mike Ebner at (773) 628-5474. Please notify him when this request for acceleration has been granted.

*****

Very truly yours,

By:	/s/ Nicholas J. Chulos
Name: Nicholas J. Chulos
Title: Executive Vice President, Chief Legal Officer, and Corporate Secretary